— INVEST IN SUPCHINA

The Omni-Platform Covering China Without Fear or Favor

INVEST WITH US

The Omni-Platform dedicated to Chinese News

24/7 Around-the-clock content with contextual analysis

What Makes Us Investable At-A-Glance

As one of the **most** comprehensive China-focused media platform, we have experienced:

55% YoY subscription revenue growth the past 3 years

Growing **rates of group subscriptions purchased** by large corporations

An exceptional 25% YoY increase in Average Revenue Per User

— INVEST WITH US



THE OPPORTUNITY

Why Invest in SupChina?

We are a multimedia and business platform dedicated to helping the world understand China better by covering all news about the country—business, society, culture, politics, and more—without fear or favor.

SupChina magnifies coverage of global issues from a China-specific perspective. Our brand of "stakeholder journalism" is produced by people who know and care deeply about China's challenges and opportunities, including:

- Jeremy Goldkorn, Editor in Chief who has built numerous China-focused media businesses and sold his last venture to London-based Financial Times
- Kaiser Kuo, Editor at Large who founded the #1 China podcast, Sinica; founded China's first and most successful heavy metal band, Tang Dynasty, and was former Global Communications Lead for Baidu (the Google of China)

We provide an unparalleled contextual analysis that helps the world understand China in ways that have a powerful impact.

U.S.-China relations stand at a vital juncture. This relationship is more complex than most understand.

Comprehensive explanations are needed to understand the world's second-largest superpower, especially as Biden and Trump's administrations place China as a threat in the public's mind. SupChina answers the most prevalent questions without painting China in a negative light.

By investing in our equity crowdfunding campaign, you're empowering us to provide invaluable insights into the real China—on a global scale.

— INVEST WITH US

WHO WE ARE


SupChina Access
Business & tech
Politics
Foreign affairs
Society & culture
NOAH FRASER
MD, Canadian Chamber of Commerce in Beijing
Reporting on China without fear or favor.

— INVEST WITH US

PRESS

We've Built and Maintained Incredible Partnerships

We're a major player in the subscription-based media scene, thanks to our relationships with a powerful cohort of supporters and corporate fans from around the world. These partners speak at our events, contribute content to our website, and join our podcasts as experts. Among our many impactful ventures, we host the Sinica and China Corner Office podcasts with the US-China Business Council (USCBC).

SupChina works with a distinguished group of China-focused decision makers. Our partnerships include the USCBC, the US Heartland Association, the China Institute, and Cornell University.



Gained Invaluable Sponsorships

We've built relationships with numerous high-level corporate sponsors. Our sponsors empower our mission to show the world the importance of growing and maintaining an awareness of China as a global leader in business, economics, and culture. They partner with us to design events/conferences, provide speakers, and contribute content to our platform. SupChina guest speakers have previously been featured by:



featured by:

- The Economist
- The Miliken Institute
- Evercore/ISI

And so many more!

— INVEST WITH US

**35**⁺



Sponsors who participated in our events

5000⁺



Annual attendees at live + digital events















































WHAT THEY SAY

eived Awards and Testimonials from Prominent Institutes and Individuals













★ ★ ★ ★

ewel in the crown of China
orting. I look to it daily…
dds so much insight into
real China.



Max Baucus
FORMER US AMBASSADOR TO CHINA

★ ★ ★ ★ ★

I take my hat off to SupChina–the gold standard of conferences to inform, and inspire us all on China! The networking sessions have brought us together during this difficult time!

John Oden
PRINCIPAL, ALLIANCE BERNSTEIN

★ ★ ★ ★ ★

I am addicted to SupChina. I get my 'fix' from SupChina every day. A daily dose of China is what I need to keep my knowledge and information on China sharp. SupChina is the best information source on all things China.

Wendy O'Neill
CHAIRMAN OF ASIAN CULTURAL COUNCIL AT ROCKEFELLER PHILANTHROPY

VEST WITH US


ew York City
for you
SINICA
supchina
NEXTChina

OVERVIEW

China is the Most Influential Actor in the 21st Century

Between technological innovation, climate change, diplomacy, and more, Chinese influence is a dominating force in the world market—yet Western understanding of the 1.4 billion people who comprise China and their culture is **very limited**.

Navigating the turbulence of U.S.-China relations has never been more essential. SupChina is perfectly positioned to present the big picture.

Accessible journalism and data on China face major hindrances, such as:

- A lack of the local understanding necessary to convey the realities and trends of China.
- Difficulty obtaining non-Western sources.
- New government restrictions on the media in China.

However, China's companies and people are quickly gaining traction as impactful partners, fierce competitors, and sources of worldwide innovation. No global challenge can be addressed without considering the role China plays. SupChina is a central source that aggregates all available information and provides new perspectives, which we believe places us in the perfect position to profit.

— MAKE YOUR INVESTMENT



Contributing writers from 35 countries

We Keep Our Finger on the Pulse of All Things China

SupChina is an independent, New-York based, China-focused news, information, and businesses services platform. We provide nuanced, authentic, and context-based reporting on China without bias.

SupChina navigates through the information and noise surrounding China by contextualizing and connecting the historical and contemporary dots to make sense of them.

Western media outlets rarely dedicate the time and attention that China and its news cycle warrant beyond the 2-3 biggest stories driving headlines. These "status quo" sources of information, perspective, and analysis on China are insufficient for the time period we are entering—one in which China's rise will steadily increase its relevance for all of us.

Our company values:

- Historical accuracy and rigorous fact-checking
- Featuring local Chinese sources and perspectives
- Shedding unbiased light on China, its people, economy, and global impact

— **PURCHASE YOUR SHARES**

3 Million Impressions Each Month and Counting

The world is clamoring for a source of China-related information and insight. With a multi-modal platform and diverse revenue streams, SupChina continues its ascent as a **trusted** source on all things China.

We believe the market opportunity is substantial. The digital media market in the US is $85 billion per year, and we believe that at least 1% of this is or will be China-related. We intend to capture that market.



Our TAM

The American digital media industry is worth $85B, and digital subscription revenue for media companies continues to grow by double digits. The companies that stand the test of time will be those—like SupChina—that command a strong digital presence.

In late 2020, The New York Times' digital subscriptions generated more revenue than their print subscriptions for the first time in history. Other digital models have dominated their respective media subsets as well.

With 5.27 BILLION people worldwide having at least one active mobile device, the companies that stand the test of time will be those—like SupChina—that command a strong digital presence [1].

Our Target

We've aimed our content at two of the largest market segments in the world to increase our scope and scale accordingly.
- The 80 million millennials that will soon make up over 80% of the white collar workforce…**and have the largest purchasing power!**
- The 50 million Chinese diaspora living across the globe who have an active interest in global and local news with a China-centric focus.

Our Traction

55%	**75%**	**86%**
YOY paid subscriber growth	Conversion rate for trial→full subscription	Subscription renewal rate



2M+	**210K**	**350K**	**5K**
Monthly audience for web, social, and video	Monthly podcast listeners	Monthly newsletter sends	Annual attendees at live + digital events

— INVEST WITH US

— PRODUCT

China's rise is significant… and our platform is a Trusted Source of insight

Though major publications cover China as stories arise, they provide inadequate understanding or insight into China as a global superpower.

SupChina is **the** platform to turn to in order to better understand the events in China that are currently shaping the world's future. We inform, educate, and entertain a global audience of China-focused investors, corporate executives, government agencies, universities, and think tanks by taking a comprehensive approach that includes:

- Top-notch journalism
- Data and informational products
- Conferences and events

— OWN YOUR PIECE OF SUPCHINA



— TEAM

We're a Trusted Source, Because China is Our Passion

Backed by a brilliant executive team with a true passion for their work…

The Team



Anla Cheng
FOUNDER AND CEO



Bob Guterma
COO & CHIEF PRODUCT OFFICER



Jeremy Goldkorn
EDITOR IN CHIEF AND CO-HOST OF SINICA PODCAST



Kaiser Kuo
SINICA PODCAST FOUNDER AND EDITOR AT LARGE



Anthony Tao
MANAGING EDITOR



Lucas Niewenhuis
NEWSLETTER EDITOR



Jiayun Feng
SOCIETY & CULTURE EDITOR



Alex Urist
DIRECTOR OF BUSINESS DEVELOPMENT AND SALES



Jesse Emanuel

DIRECTOR OF EVENTS



Luke Springer

VIDEO PRODUCTION



Josephine Lau

EXECUTIVE DIRECTOR, SERICA INITIATIVE





Daniel Tam-Claiborne

SENIOR ASSOCIATE, SERICA INITIATIVE



Chang Che

BUSINESS & TECHNOLOGY REPORTER





Lena Chen

BUSINESS DEVELOPMENT & MARKETING

— INVEST WITH US

A high-profile advisory board who have SupChina's best interests in mind…

The Advisors



Porter Bibb

AMERICAN FINANCIER, MEDIA PRODUCER, AND WRITER





Anla Cheng
FOUNDER AND CEO OF SUPCHINA



Amy L. Chua
YALE LAW PROFESSOR AND AUTHOR OF PARENTING MEMOIR BATTLE HYMN OF THE TIGER MOM





Soraya Darabi

GENERAL PARTNER AND FOUNDER OF TMV,VC



Mary W. Darby

CHIEF REPRESENTATIVE OF CHEUNG KONG GRADUATE SCHOOL OF BUSINESS-AMERICAS





Dietmar Grimm

DEPUTY REGIONAL DIRECTOR FOR LATIN AMERICA AT THE NATURE CONSERVANCY



James Heimowitz

PRESIDENT OF THE CHINA INSTITUTE



Tim Hsia

CEO AND FOUNDER OF MEDIA MOBILIZE

Wayne Huang

DISTINGUISHED NATIONAL HANGJIANG PROFESSOR, DEAN OF THE SCHOOL OF MANAGEMENT AT XI'AN JIAOTONG UNIVERSITY



Merit E. Janow
DEAN OF COLUMBIA UNIVERSITY'S SCHOOL OF INTERNATIONAL AND PUBLIC AFFAIRS



Joan Kaufman
SENIOR DIRECTOR OF ACADEMICS AT SCHWARZMAN SCHOLARS



Clarence Kwan
FOUNDER, PARTNER AT KCY FAMILY OFFICE; EX-CEO OF DELOITTE, CHINA



Devin Lau
PROGRAM MGR, YALE CENTER, BEIJING



Cheng Li
DIRECTOR OF THE JOHN L. THORNTON CHINA CENTER, BROOKINGS





David Liu

CHAIRMAN AND CO-FOUNDER OF XO GROUP/THE KNOT



Jiani Liu

SCHOLAR OF APPLIED MATHEMATICS/ECONOMICS AND EAST ASIAN STUDIES AT BROWN UNIVERSITY



Christopher Marquis

SAMUEL C. JOHNSON PROFESSOR IN SUSTAINABLE GLOBAL ENTERPRISE AT CORNELL UNIVERSITY



S. Alice Mong

EXECUTIVE DIRECTOR OF ASIA SOCIETY HONG KONG CENTER



Dan Murphy

EXECUTIVE DIRECTOR OF FAIRBANK CENTER FOR CHINESE STUDIES AND THE HARVARD CHINA FUND



Michael Quan

CO-FOUNDER OF BOSTON360



Albert Wang
PRODUCT MANAGER OF DATADOG



Carol Li Rafferty
YALE CHINA BEIJING, MANAGING DIRECTOR



Michael Yamashita

PHOTOGRAPHER FOR NATIONAL GEOGRAPHIC



Janet Yang

GOLDEN GLOBE AND EMMY AWARD-WINNING HOLLYWOOD PRODUCER



Frank H. Wu

PRESIDENT OF QUEENS COLLEGE



Ingrid Yin

CO-FOUNDER OF MAYTECH GLOBAL



Ted Wang

FORMER HEAD OF TRADING AT GOLDMAN SACHS, CURRENT CIO OF PUISSANCE CAPITAL

— INVEST WITH US

And influential guests who bring fresh perspectives to our Sinica podcast…

The Guests



Gary Locke

FORMER US AMBASSADOR TO CHINA



Kaifu Lee

CEO OF SINOVATION; FORMER CEO OF GOOGLE-CHINA



Yang Lan

CEO, SUN MEDIA GROUP (THE "OPRAH WINFREY OF CHINA")



Ted Wang

FORMER HEAD OF TRADING AT GOLDMAN SACHS, CURRENT CIO OF PUISSANCE CAPITAL





David Ho

RENOWNED AIDS AND COVID-19 VIRUS EPIDEMIOLOGY PIONEER



Wei Christianson

CEO MORGAN STANLEY CHINA





Stephen Roach

FORMER GLOBAL CHIEF ECONOMIST AND ASIA CHAIRMAN OF MORGAN STANLEY



Jane Sun

CEO TRIP.COM (LARGEST CHINESE TRAVEL PLATFORM)


— **INVEST WITH US**


— TERMS

An Investment Into SupChina is an Investment Into Extensive Knowledge. An Here's How We'll Use Your Investment

Price: $2.80/ per share

Valuation: $45mm

Minimum investment: $1,000

Early Investor Bonus

All investors who invest a minimum of $1,000 during the first 45 days of the offering are considered Early Investors. The Early Investors will be given additional shares in an amount of equal to 10% of the Shares issued to such investor.

Investment Perks

ALL Investors

$1K+ (Wild Goose Pagoda)

$5K+ (West Lake)

$10K+ (Yellow River)

$25K+ (Yangtze River)

$50K+ (Temple Of Heaven)

$100K+ (Forbidden City)

$250K+ (Summer Palace)

$500K+ (Great Wall)

— MAKE YOUR INVESTMENT

Once funded, our investment revenue will be phased into separate plans. Foremost in our plan is expanding our marketing, editorial, operations, and sales teams with an emphasis on the millennial point of view. We'll also use funds raised to increase viewership by developing new content, including podcasts, business products, and live events.

Use of Funds in 2021-22

Q4 '21

Product launch

- China Companies Database: Interactive database of all important and up-and-coming Chinese companies (now in beta testing with new features and paywall coming soon).
- China News Database: A proprietary database of all important China-related articles from the past 5+ years.

Sales/marketing

- Increase advertising budget significantly to drive new readership and subscribers.

Editorial

- Hire new China tech reporter and China finance/capital markets reporter.

Q1 '22

Product launch

- China Who's Who Database: Interactive database of all important government and corporate executives and committees/organizations.

Sales/marketing

- Increase sales team to ramp up corporate and other group subscription sales.
- Grow our audience growth and engagement teams to increase revenue from regular (non-corporate) subscribers.

Editorial

- Launch the definitive Business In China podcast (currently a wide-open white space in the market).

Q2 '22

Product launch

- China Org Charts/Relationship Mapping: Interactive interface showing how companies, government entities, and individuals are connected.

Sales/marketing

- Increase corporate sponsorship revenue for events/conferences, custom content, and business services.

Brand/sales/marketing

- Grow large-scale content and event partnerships.

Editorial

- Launch deep-dive market research and capital markets research and analysis team.

— MAKE YOUR INVESTMENT

—— INVEST IN SUPCHINA

Ready to join our community?



—— OPPORTUNITY

Ready to invest in SupChina?

Fields marked with an * are required

Email *

Investment Amount

$1,000+

SIGN UP TO INVEST

Investment Perks

ALL Investors
ALL Investors, regardless of amount, are eligible for the following perks:
- SupChina Swag – T-shirt or Mug.
- Early access to our award-winning Podcast.

$1K+ (Wild Goose Pagoda)
ALL Investors perks plus:
- TWO years of SupChina ACCESS subscription.

$5K+ (West Lake)
ALL Investors perks plus:
- TWO years of SupChina ACCESS subscription.
- ONE year of our premium **SupChina PRO** subscription ($450 value which includes SupChina Edge – an interactive database; invitations comped for all events).
- FREE General Admission to events and webinars.

$10K+ (Yellow River)
ALL Investors perks plus:
- TWO years of SupChina ACCESS subscription.
- TWO years of our premium **SupChina PRO** subscription ($900 value).
- FREE General Admission to events and webinars.
- 1 VIP ticket to both signature conferences (NEXTChina and Women's Conference – $1,500 value).

$10K+ (Yellow River)
ALL Investors perks plus:
- LIFETIME of SupChina ACCESS subscription.
- TWO years of our premium **SupChina PRO** subscription ($900 value).
- FREE General Admission to events and webinars.
- 1 VIP ticket to both signature conferences (NEXTChina and Women's Conference – $1,500 value).
- An annual meeting with our editorial team for you and/or your colleagues (limited to 2 people) to discuss all things China (30 minutes).

$50K+ (Temple Of Heaven)
ALL Investors perks plus:
- LIFETIME of SupChina ACCESS subscription.
- TWO years of our premium **SupChina PRO** subscription ($900 value).
- FREE General Admission to events and webinars.
- 3 VIP tickets to both signature conferences (NEXTChina and Women's Conference – $4,500 value).
- An annual meeting with our editorial team for you and/or your colleagues (limited to 2 people) to discuss all things China (1 hour).

$100K+ (Forbidden City)
ALL Investors perks plus:
- LIFETIME of SupChina ACCESS subscription.
- TWO years of our premium **SupChina PRO** subscription ($900 value).
- FREE General Admission to events and webinars.

- <u>8 VIP tickets</u> to both signature conferences (NEXTChina and Women's Conference – $12,000 value).
- An annual meeting with our editorial team for you and/or your colleagues (up to 5 people) to discuss all things China (over lunch).

$250K+ (Summer Palace)

ALL Investors perks plus:
- <u>LIFETIME</u> of SupChina ACCESS subscription.
- <u>TWO years</u> of our premium **SupChina PRO** subscription ($900 value).
- FREE General Admission to events and webinars.
- <u>18 VIP tickets</u> to both signature conferences (NEXTChina and Women's Conference – $27,000 value).
- An annual meeting with our editorial team for you and/or your colleagues (up to 25 people) to discuss all things China (over lunch).

$500K+ (Great Wall)

ALL Investors perks plus:
- <u>LIFETIME</u> of SupChina ACCESS subscription.
- <u>TWO years</u> of our premium **SupChina PRO** subscription ($900 value).
- FREE General Admission to events and webinars.
- <u>28 VIP tickets</u> to both signature conferences (NEXTChina and Women's Conference – $42,000 value).
- An annual meeting with our editorial team for you and/or your colleagues (up to 100 people) to discuss all things China (over lunch).
- A curated consulting SupChina Direct job within agreed parameters.



China Plays a Pivotal Role in All Global Issues, and We Empower Our Subscribers with Unmatched Insights

We believe the inflection point in China's rise is **right now**, and that China will dominate the social mindframe and media narrative for the next 20-50 years.

As subscription-based media, data providers, and remarkably engaged audiences grow, we are one of the few well-established actors in this space.

Join us on our way to magnifying all things China!

— INVEST WITH US

EVERYTHING YOU NEED TO KNOW

Frequently Asked Questions

01. HOW DOES YOUR PREMIUM SUBSCRIPTION WORK?   —

Our premium service subscription lets you discover the power of our rich and exclusive content and bring broad access to unparalleled, to-the-minute China news, perspective, and analysis to your organization

11. HOW DO I CALCULATE MY NET WORTH?   +

12. WHAT ARE THE TAX IMPLICATIONS OF AN EQUITY CROWDFUNDING INVESTMENT?   +

or academic studies: early access, events, podcasts, membership perks, and so much more.

02. WHAT ARE SOME OF YOUR BUSINESS SERVICES? +

03. HOW DOES EVENT SPONSORSHIP WORK? +

04. DO I GET OWNERSHIP WHEN I INVEST IN SUPCHINA? +

05. HOW DOES ADVERTISEMENT ON SUPCHINA WORK? +

06. HOW CAN I SELL MY SHARES? +

07. HOW IS SUPCHINA INNOVATING? +

08. WHY INVEST IN STARTUPS? +

09. WHAT TYPES OF SECURITES CAN I BUY ON DALMORE DIRECT? +

10. HOW CAN I INVEST? +

13. WHO CAN INVEST IN A REGULATION CF OFFERING? +

14. WHAT DO I NEED TO KNOW ABOUT EARLY-STAGE INVESTING? ARE THESE INVESTMENTS RISKY? +

15. WHEN WILL I GET MY INVESTMENT BACK? +

16. WHAT INFORMATION DOES DALMORE DIRECT COLLECT FROM ISSUERS RELATED TO THEIR OFFERING? +

17. WHAT HAPPENS IF A COMPANY DOES NOT REACH THEIR FUNDING GOAL? +

18. HOW CAN I LEARN MORE ABOUT A COMPANY'S OFFERING +

19. WHAT IF I CHANGE MY MIND ABOUT INVESTING? +

20. HOW DO I CONTACT SOMEONE AT DALMORE DIRECT? +

Disclaimers

Investors should always conduct their own due diligence, not rely on the financial assumptions or estimates displayed herein, and should alway consult with a reputable financial advisor, attorney, accountant, and any other professional that can help them to understand and assess the risk associated with any investment opportunity. Any investment involves substantial risks. Major risks, including related to the Equity Protectio and/or the potential loss of some or all principal, are disclosed in the private placement memorandum for each applicable investment.

The above may contain forward-looking statements. Actual results and trends in the future may differ materially from those suggested or implie by any forward-looking statements in the above depending on a variety of factors. All written and oral forward-looking statements attributable t us or persons acting on our behalf are expressly qualified in their entirety by the previous statements. Except for any obligations to disclos information as required by applicable laws, we undertake no obligation to update any information contained above or to publicly release th results of any revisions to any statements that may be made to reflect events or circumstances that occur, or that we become aware of, after th date of the publishing of the above." All securities-related activity is conducted through Dalmore Group, LLC ("Dalmore"), a registered broke dealer and member FINRA/SIPC. Dalmore does not make investment recommendations and acts only as the broker/dealer of record for th offering listed. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerChec https://brokercheck.finra.org/firm/summary/136352



POWERED by: DALMORE DIRECT

BI Form CRS Form Privacy Policy Terms O Use

This site is operated by Dalmore Group, LLC ("Dalmore Group"), which is a registered broker-dealer, and member of FINRA | SIPC, located at 530 7th Avenue, Suite 90 New York, NY 10018, please check our background on FINRA's BrokerCheck.

All securities-related activity is conducted by Dalmore Group, LLC ("Dalmore Group"). Dalmore Group does not make investment recommendations and communication, through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform.

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investo who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. The is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may recei illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start- investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfol fere start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not i

Dalmore Group does not provide custody services in connection any investments made through the platform.

© 2021 SupChina. All Rights Reserved.

Campaign Strategy by Arora Project.

[1] Statista Digital Market Outlook - Market Report, Statista.

EVERYTHING YOU NEED TO KNOW

Frequently Asked Questions

01. HOW DOES YOUR PREMIUM SUBSCRIPTION WORK?
Our premium service subscription lets you discover the power of our rich and exclusive content and bring broad access to unparalleled, to-the-minute China news, perspective, and analysis to your organization or academic studies: early access, events, podcasts, membership perks, and so much more.

02. WHAT ARE SOME OF YOUR BUSINESS SERVICES?
SupChina connects leading China consultants with companies, investors, and organizations who need China-related support through SupChina Consulting Marketplace and SupChina Edge – Company Database"

03. HOW DOES EVENT SPONSORSHIP WORK?
SupChina hosts two flagship annual conferences every year:

NEXTChina is a full-day event featuring keynote speakers, panel discussions, and industry-focused breakout sessions dedicated to mapping out and understanding the future of China and how it affects decision-making for businesses, governments, and individuals around the world.

SupChina Women's Conference is a day dedicated to learning from and networking with the women shaping the rise of China in the modern world. China has produced more self-made female billionaires than any other country in the world, including the U.S. Former Communist Party of China leader Mao Zedong who famously said, "Women hold up half the sky."

SupChina also hosts dozens of smaller events—both in-person and online—throughout the year.

04. DO I GET OWNERSHIP WHEN I INVEST IN SUPCHINA?
Yes. Your investment purchases you non-voting common stock in the company that elevates in valuation as the company grows and becomes more profitable.

05. HOW DOES ADVERTISEMENT ON SUPCHINA WORK?
Advertisers can leverage SupChina's unparalleled community and tightly-networked audience of decision makers to achieve true brand awareness through native content advertising and sponsorship.

Advertisements appear across SupChina's website and newsletters, and see roughly 350,000 opens per month. In addition, the Sinica and China Corner Office podcasts attract around 210,000 listens per month. SupChina also hosts both live and digital events that welcome advertisements and sponsorships.

06. HOW CAN I SELL MY SHARES?

Since SupChina is not a publicly-traded company, the sale of your shares is not allowed for one year after purchase. This is in alignment with other Private Equity or Venture Capital investments to underline the stability of the stock.

After 12 months of owning the stock, shares can be sold a few different ways:

- A secondary marketplace: selling your shares to a different investor; however there is no guarantee that such a market will exist or if it does that you will be able to sell shares at your desired price or at any price at all.

07. HOW IS SUPCHINA INNOVATING?

SupChina is currently in the final stages of beta testing for a cutting-edge B2B platform called ChinaEdge DB. This platform is an interactive business intelligence and news tracking database that helps decision makers get and maintain an edge in an increasingly competitive and interconnected world. Additionally, ChinaEdge DB features information and archives on hundreds of leading Chinese companies, as well as soon-to-be developed "relationship maps" that will show complex webs of shared investors, executives, and government relationships that permeate the Chinese economy.

Even more exciting? ChinaEdge DB already has 4 major cornerstone clients, all of whom are "household name" consulting and investment firms…

This platform will be behind a paywall as early as October of 2021, and will contribute to the rapid growth of SupChina's name recognition…and bottom line.

08. WHY INVEST IN STARTUPS?

Crowdfunding allows investors to support startups and early-growth companies that they are passionate about. This is different from helping a company raise money on Kickstarter. With Regulation CF Offerings, you aren't buying products or merch. You are buying a piece of a company and helping it grow.

09. WHAT TYPES OF SECURITES CAN I BUY ON DALMORE DIRECT?

The majority of offerings are common stock, though some companies may raise capital through convertible note, debt, and revenue share.

10. HOW CAN I INVEST?

Investors other than accredited investors are limited in the amounts they are allowed to invest in all Regulation Crowdfunding offerings (on this site and elsewhere) over the course of a 12-month period: If either of an investor's annual income or net worth is less than $107,000, then the investor's investment limit $2,200, or 5 percent of the greater of the investor's annual income or net worth, whichever is greater. If both an investor's annual income and net worth are $107,000 or higher, then the investor's limit is 10 percent of the greater of their annual income or net worth, or $107,000 whichever is greater. Accredited investors are not limited in the amount they can invest.

11. HOW DO I CALCULATE MY NET WORTH?

Calculating net worth involves adding up all your assets and subtracting all your liabilities. The resulting sum is your net worth.

12. WHAT ARE THE TAX IMPLICATIONS OF AN EQUITY CROWDFUNDING INVESTMENT?

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

13. WHO CAN INVEST IN A REGULATION CF OFFERING?

Individuals over 18 years of age can invest. Currently however, Canadian citizens are not able to invest in Regulation CF offerings listed with Dalmore Direct.

14. WHAT DO I NEED TO KNOW ABOUT EARLY-STAGE INVESTING? ARE THESE INVESTMENTS RISKY?

Companies on Dalmore Direct are high risk opportunities and may not retain their value. Investing in startups and small businesses is inherently risky and standard company risk factors such as execution and strategy risk are often magnified at the early stages of a company. In the event that a company goes out of business, your ownership interest could lose all value. Furthermore, private investments in startup companies are illiquid instruments that typically take up to five and seven years (if ever) before an exit via acquisition, IPO, etc.

15. WHEN WILL I GET MY INVESTMENT BACK?

The companies listed on Dalmore Direct are privately held companies, and their shares are not traded on a public stock exchange. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically receive a return on your investment under the following two scenarios: The company gets acquired by another company. The company goes public (makes an initial public offering on the NASDAQ, NYSE, or another exchange). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on the exchange. It can take 5-7 years (or longer) to see a distribution or trading, as it takes years to build companies. In many cases, there will not be any return as a result of business failure. Dalmore Group, LLC does not make investment recommendations, and no communication, through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Investments in private placements and start-up investments in particular are speculative and involve a high degree of risk, and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments tend to be in earlier stages of development, and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors on Regulation CF offerings wil receive securities that are subject to holding period requirements. The most sensible investment strategy for start-up investing may include a balanced portfolio of different start-ups. Start-ups should only be part of your overall investment portfolio. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

16. WHAT INFORMATION DOES DALMORE DIRECT COLLECT FROM ISSUERS RELATED TO THEIR OFFERING?

The organization of the company Dalmore Group, LLC requires information that shows the issuer company has taken steps necessary to organize as a corporation or LLC in its state of organization, is in good standing, and that the securities being issued will be duly authorized and validly issued. The corporate structure and ownership Dalmore Group, LLC works with the issuer company to disclose its organizational structure, affiliated entities, and current capitalization. The people behind the company Dalmore Group, LLC helps the issuer company disclose who is behind the operations and strategy of the company, along with their previous related experience, and Bad Actor Reports to provide evidence that the company is not disqualified from proceeding with its offering. Information provided to investors Dalmore Group, LLC checks that the issuer company is providing clear disclosure of its financial situation, business origins, and operations, and legal authority to engage in its business activities. Investor information and terms of the offering Dalmore Group, LLC reviews for consistency each instance where the issuer company describes the offering terms, and identifies to investors how the issuer company reached its current valuation and will track and keep in touch with its security holders. Review of transaction documents Dalmore Group, LLC performs an independent review of transaction documents to check for red flags & conformance with stated terms. Business due diligence Dalmore Group, LLC conducts research and due diligence on each company before it is able to accept investments on the Dalmore Direct platform. Dalmore Group, LLC will typically conduct over 30-40 hours of due diligence per opportunity, which requires the satisfactory completion of a detailed set of individual questions and data requests. Particular focus is paid to the following issues throughout the due diligence process: Problem or inefficiency being addressed Product / service overview, stage of development and anticipated milestones Demonstrated traction (e.g. revenue, pre-sales, purchase orders, signed contracts, media coverage, awards, etc.) Data to support claims made in marketing materials (e.g. user / customer metrics, signed contracts and agreements, product demonstrations, etc.) Growth strategy Employees and advisors (including ownership structure) Addressable market (e.g. size, growth, penetration, etc.) Competitive landscape and industry dynamics Exit opportunities Intellectual property Historical financials Financial projections (including error-checking, evaluation of key assumptions and reconciliation to stated growth plan) Reference checks (e.g. previous investors, advisors, etc.) Investment overview (including determination of key terms, uses of funds, and current and previous investors) The findings of the foregoing review are presented to Dalmore Group, LLC, which may approve, reject, or require additional information for the offering. Upon approval and following the onboarding process, an offering can begin accepting investments online. General considerations Notwithstanding the foregoing, these investments are illiquid, risky and speculative and you may lose your entire investment. The foregoing summarizes our standard process. However, each diligence review is tailored to the nature of the company, so the aforementioned process is not the same for every issuer. Completing the vetting process does NOT guarantee that the company has no outstanding issues or that problems will not arise in the future. While the foregoing process is designed to identify material issues, there is no guarantee that there will not be errors, omissions, or oversights in the due diligence process or in the work of third-party vendors utilized by Dalmore Group, LLC and Dalmore Direct. Each investor must conduct their own independent review of documentation and perform their own independent due diligence and should ask for any further information required to make an investment decision.

17. WHAT HAPPENS IF A COMPANY DOES NOT REACH THEIR FUNDING GOAL?
If a company does not reach their minimum funding goal, all funds will be returned to the investors after the closing of their offering.

18. HOW CAN I LEARN MORE ABOUT A COMPANY'S OFFERING
All available financial information can be found on the offering pages for the company's Regulation Crowdfunding offering.

19. WHAT IF I CHANGE MY MIND ABOUT INVESTING?
You may cancel your investment at any time, for any reason until 48 hours prior to a closing occurring. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email support@dalmoredirect.com.

20. HOW DO I CONTACT SOMEONE AT DALMORE DIRECT?
If you have questions that have not been answered in the FAQ, please email our Investor Support Team at investor@dalmoredirect.com